NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

September 14, 2010

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

Nextmart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“10-K”)
-Form 10-Q for the Quarterly Period ended March 31, 2010 (“10-Q”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated July 20, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

Form 8-K/A dated March 31, 2010 filed on May 14, 2010.

1. We will amend the Form 8-K to delete the reference to the third party valuation report. As we have indicated in our prior response, we  will amend the Form 8/A to include disclosures including the method and the assumptions used by management when determining the valuation. As the disposed assets do not constitute a going concern, we have applied “asset approach” to value the asset/liability of respective entities disposed. Specifically, we will identify the asset and liability of the disposed entity as of valuation date, and then asset by asset, we value these items. i.e, for fixed asset, we first determined their physical presence, and then determined the replacement cost of these fixed asset. For account receivable, we determined their recoverability according to aging analysis, past client collection history and client credit status.

2. We will amend our prior disclosures to delete the reference to the March 31, 2010 effective date. Accordingly,  the assets held for sale will only be transferred off the balance sheet at the time of receiving the consideration from Wang Yihan. Since the consideration from Wang Yihan was not received as of March 31, 2010, the assets will remain on our books as held for sale.

The proposed  journal entries are as follows:

USD

Dr/(Cr)

Dr: Loss (Income) from the exchange

Difference of B and A

Assets received from Ms Wang

(Note 1) Historical cost of assets received (B)

Current liability held for sale

1,734,114 (book value) (A)

Cr: Current Asset held for sale

(672,423) (book value) (A)

Long-term Assets held for sale

(3,132,098) (book value) (A)

(Note 1: Ms Wang became the controlling shareholder of the Company prior to completing this transaction)

3. We will receive consideration from Ms. Wang Yihan, and thus we recorded the distribution of assets to as a reciprocal transfer despite the fact that she is a majority shareholder of the Company. Moreover, FASB ASC 845-10-30-10 contemplates a spinoff or other pro-rata distribution to shareholders which did not occur in the instant transaction. Accordingly, we believe that FASB ASC 845-10-30-10 is not applicable.

4. A copy of the valuation report will be furnished under separate cover concurrent with this response letter.

Form 10-Q for the period ended March 31, 2010.

5. The appraiser valued the assets without giving effect to the impairment loss that had been accrued prior to the valuation. However, during the quarterly review performed by the auditors, we realized this fact, and after deducting the prior impairment loss  we arrived at the valuation of $488,421.

6. The period represented by the losses from operations held for sale is from October 1, 2009 to March 31, 2010.  There were no losses or income generated from such operation for the period from August 1, 2009 to September 30, 2009. We will revise the disclosure in Note 8 of the above stated 10-Q to clarify the time period and that fact.

7. Our response to prior comment 16 concerning the write downs was incorrect.  It should have stated, other than the impairment loss of $5,391,225, there were no other large write downs.

8. Please see attached reconciliation of our shareholders’ equity account.

9. To date, we have not collected any cash on the stated outstanding receivables. As we indicated in the prior responses, the carrying amount of these balances was the fair value determined by taking the book value minus the bad debt provision after consideration of collectability. The bad debt provision was recorded as part of the impairment loss of $5,391,225. Our upcoming Form 10-K audited financials will provide a new valuation report for the amount carried.

10. As mentioned in response #2 above, in our amended filing, we will delete any reference to the March 31, 2010 effective date.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO

Additional Paid in capital as at 09/30/2009	-89,720,850

Reverse entries made on 2009 final due to the termination agreement with Huahui	(2,500,000)	Cancelling 25,000,000 shares issued
	(3,616,775)	ref to response to prior comment 6.
	1,813,840	ref to response to prior comment 6.
Adjust equity of subsidiary held for sale	(235,773)	Due to loss from held for sale operation.

Additional Paid in capital as at 03/31/2010	(94,259,558)

Accumulated deficit as at 09/30/2009	96,387,017
	-
General and administrative expenses	39,570
Consulting and professional fees	38,280
Depreciation and amortization	195
Interest expense	4,315

Accumulated deficit as at 12/31/2009	96,469,377
Adjustment of opening retained earning	-6,049,991
General and administrative expenses	31,587
Consulting and professional fees	45,842
Depreciation and amortization	-
Other expense	3,582
Impairment loss for assets held for sales	5,670,506
Loss from held for sale operation	352,368
Accumulated deficit as at 03/31/2010	96,523,272
	96,523,271

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